DVL, Inc.
70 East 55th Street, 7th Floor
New York, NY 10022
Phone 212-350-9900 Fax 212-350-9911

November 3, 2010

VIA EDGAR CORRESPONDENCE AND BY FAX

United States
Securities and Exchange Commission
Washington, DC 20549
Attention: Cicely LaMothe, Branch Chief

Re:	DVL, Inc. (the “Company”) File No. 001-08356 Form 10-K for Fiscal Year Ended December 31, 2009 Form 10-Q for the Fiscal Quarter Ended March 31, 2010

Dear Chief LaMothe:

Set forth below is the Company’s response to the Staff’s comments contained in your letter dated October 21, 2010.  (the “Comment Letter”).

Form 10-K
General

Staff Comment #1

We noted that your letter dated August 31, 2010 was not signed by a representative of the company’s management. Please file a supplemental letter signed by management.

Company Response

We have incorporated in this letter a signature by a representative of the company’s management acknowledging our responsibilities.

Form 10-K
Item 9A(T) – Controls and Procedures, page 13
Management’s Report on Internal Control over Financial Reporting, page 14

Staff Comment #2

We have read and considered your response to comment one. Please amend your 10-K for the year ended December 31, 2009 to reflect management’s conclusion on the effectiveness of its internal control over financial reporting.

Company Response

On October 22, 2010 the company filed an amended 10-K indicating management’s conclusion on the effectiveness of internal control over financial reporting.

Financial Statements and Footnotes
Note 1 – Summary of Significant Accounting Policies, page F-10
A – The Company, page F-10

Staff Comment #3

We have read and considered your response to comment two. In future filings, revise your disclosure to state, if true, that the properties acquired through foreclosure represents the underlying collateral of the defaulted mortgage loans made to the Affiliated Limited Partnerships. Please confirm to us whether you plan to make such changes in the future.

Company Response

We agree with your comment and will make such changes in the future.

Financial Statements and Footnotes
Note 1 – Summary of Significant Accounting Policies, page F-13
L – Fair Value of Financial Instruments, page F-13

Staff Comment #4

We have read and considered your response to comment six. In future filings, please expand your disclosure to state specifically the method used and assumptions made when determining the fair value of your residual interests. Please provide us with your proposed disclosure.

Company Response

We have included the following disclosure in our Form 10-Q for the period ended June 30, 2010 in footnote #10:

Fair Value of Financial Instruments

In addition to the above liabilities which are recorded at fair value, the Company is also required to disclose the fair value of financial instruments, whether or not recognized in the financial statements, for which it is practicable to estimate that value.   In cases where quoted market prices are not available, fair values are estimated using present value or other valuation techniques.  Those assumptions are significantly affected by the assumptions used, including the estimated market discount rate and the estimated future cash flows.  The following table details the fair value of the Company’s financial instruments:

	June 30, 2010		December 31, 2009
	Carrying Value	Fair Value	Carrying Value	Fair Value

Residual Interests in Securitized Portfolios	$39,314	$38,526	$42,699	$41,203

Notes Payable - Residual Interests	23,255	23,255	28,155	28,155

Financial Statements and Footnotes
Note 2 – Residual Interests in Securitized Portfolios, page F-14, F-15

Staff Comment #5

We have read and considered your response to eight. To the extent that the carrying value of your residual interest exceeds fair value in a fiscal period, please expand your disclosure, in future filings, to discuss your reasoning why an impairment charge was not deemed necessary. Please provide us with your proposed disclosure.

Company Response

We will include the following language in future filings, if applicable:

The amount that carrying value exceeded fair value during the periods presented was primarily due to a lack of marketability which impacted the rate used to discount the expected future cash flows. The Company determined that there was not an adverse change in expected cash flows and therefore an other-than-temporary impairment did not exist.

As requested in your Comment Letter, we acknowledge that (1) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (2) Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Alan E. Casnoff
Alan E. Casnoff
Chief Executive Officer